UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 7)

                                IMPROVENET, INC.
                       (Name of subject company (issuer))

                                IMPROVENET, INC.
                   (Name of person filing statement (offeror))

                    Common Stock, Par Value $0.001 Per Share
                         (Title of class of securities)

                                    45321E106
                      (CUSIP number of class of securities)

                                   Brian Evans
                                    Secretary
                                ImproveNet, Inc.
                               1286 Oddstad Drive
                           Redwood City, CA 94063-2469
                                 (650) 839-8752
            (name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                 With a Copy to:

                            Charles S. Kaufman, Esq.
                     Sheppard, Mullin, Richter & Hampton LLP
                              333 South Hope Street
                              Los Angeles, CA 90071

                            CALCULATION OF FILING FEE

       Transaction Valuation*                 Amount of Filing Fee*

            ------------                           ------------

* Not applicable.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ]  third-party tender offer  subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [X]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.
[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                           Preliminary Communications


         On December 3, 2002, ImproveNet, Inc. issued a press release announcing that it will commence a tender offer on Wednesday, December 4, 2002, in which it will offer to purchase all of its outstanding common stock for cash in the amount of $0.14 per share. The offer will expire at 5:00 P.M. New York City Time on January 2, 2002, and is subject to terms and conditions explained in detail in an Offer to Purchase that will be mailed to stockholders beginning December 4, 2002. The offer will be made as part of a previously announced transaction that also includes the merger of ImproveNet and eTechLogix, Inc., and remains subject to the closing of the merger. The Offer to Purchase will be accompanied by a Transmittal Letter, which stockholders may use to tender their shares to ImproveNet, Inc. The press release is attached to this Schedule TO as Exhibit
99.1 and incorporated herein by this reference. This information is a preliminary communication by ImproveNet, provided in accordance with Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934.


         ImproveNet, Inc. advises its stockholders to read ImproveNet's Tender Offer Statement, Offer to Purchase and Transmittal Letter when these documents have been finalized and provided because they will contain important information. Investors, ImproveNet, Inc. stockholders and other interested parties will be able to get the Tender Offer Statement, Offer to Purchase and Transmittal Letter without charge on ImproveNet's website by clicking "About us" and going to the "For Investors" page. These documents will also be available without charge on the SEC's website at www.sec.gov. ImproveNet, Inc. will provide these documents to its stockholders without charge when available.


































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